August 15, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Nicholas O'Leary
Jane Park

RE:	Emo Capital, Corp. (the “Company”)
Amendment No. 3 to Offering Statement on Form 1-A
Filed June 15, 2023
File No. 024-12282

Ladies and Gentlemen:

Based on the comments issued July 31, 2023 and August 14, 2023 to our Form 1-A/A No. 1 filed August 1, 2023, the Company submitted this third amendment.

See below for our responses and updates:

Comment #1 for Use of Proceeds, page 22

"We note your revision to prior comment 2, which we reissue. In the Use of Proceeds section on pages 22 and 23, for the charts depicting 50% and 25% of the shares being sold, the "TOTAL" amount does not match the actual sum of the itemized allocations. Please revise to ensure that the itemized allocations match the reflected total for each percentage of shares sold."

Response: [See updated Summary, Page 22 and Page 23]

We updated based on your comments for the 50% and 25% shares being sold and corrected the numbers to make sure the "TOTAL" amount matchs the actual sum of the itemized allocations. For 50%, we adjusted the salaries $120,000 to $125,000 so that the total changed from $745,000 to $750,000, that is 50% of shares sold. For 25%, we adjusted the equipment purchase $80,000 to $70,000, and construction of facility $100,000 to $90,000, so that the total changed from $395,000 to $375,000, that is 25% of the shares sold.

Comment #2 for General

"We note your expanded disclosure throughout the offering circular that you will continue to engage in the organic fertilizer business and a brief description of the process for creating organic fertilizer, including a cross reference to your Form 1-A offering circular submitted on March 2, 2023, and the most recent post-qualification amendment that was qualified on May 12, 2023. Instead of referring to a separate offering circular, please revise this offering circular to include a more material disclosure of your organic fertilizer business. Please provide expanded disclosures in the sections including, but not limited to: ... ..."

Response: [See updated page 2 and elsewhere necessary]

Per you comment, Company's Board of Directors quickly had a meeting and decided to change to our plan B discontinuing the organic fertilizer venture. We updated page 2 and elesewhere necessary as below:

"The company has decided to discontinue its involvement in the organic fertilizer sector and related agricultural services. Additionally, the company intends to request the withdrawal of the previously approved "Form 1-A_POS offering circular" once this new Form 1-A offering circular receives qualification. Up until the date of this amendment, no funds have been raised and no funds will be accepted from now on for the organic fertilizer initiative."

Thank you for your time to review our offering cirular. And appreciate your comments to help correct, update, and improve our offering circular. If you have any questions regarding the amendments, please do not hesitate to call J. Adam Guo, the Company’s President, at (661) 519-5708.

Very truly yours,

Emo Capital, Corp.

By: /s/ J. Adam Guo

Name: J. Adam Guo

Title: President/Chief Executive Officer

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